Exhibit 99.1

MOGU Announces Third Quarter Fiscal Year 2020 Unaudited Financial Results

- Live Video Broadcast Business (“LVB”) Maintained Robust Growth Momentum with GMV

Nearly Doubling Year-over-Year

- LVB Accounted for 53% of GMV, Up 14% Sequentially

- LVB GMV Grew by 155% and 120% Year-over-Year During “Double-11” and “Double-12”

Shopping Festivals, Respectively

- LVB Average MAUs Increased 132.7% Year-over-Year

HANGZHOU, China, March 12, 2020 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the third quarter of fiscal year 2020 ended December 31, 2019.

Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU, commented “We continued to execute on our innovative LVB e-commerce strategy during China’s peak shopping season. Our LVB business continued to gain strong growth momentum, increasing 99.5% year-over-year during the quarter as it increasingly accounts for a more meaningful proportion of GMV which increased to 53.2%, up 14.3% sequentially. LVB hours per day also continued to rise, eclipsing 3,800 hours per day in December 2019, up from 3,400 hours per day in September 2019. I believe these strong results reflect the success we expect to see going forward as our strategy begins to bear more fruit.”

“This quarter, we made significant progress in cultivating and empowering our KOLs and LVB hosts, a key component of the engaging and comprehensive fashion and lifestyle destination we are building for our users. First, we expanded our LVB host talent pool by recruiting nearly 5,000 new hosts during the quarter to increase the diversity of fashion and lifestyle-related content and amplify engagement with a wider demographic. Second, we are seeing the performance and growth of our new and mid-tier LVB hosts improve rapidly on our platform driven by the effective systematic execution of the new-KOL incubation and empowering “Duo Hundred” and “Migrating Bird” plans we rolled out in July 2019. Third, we strengthened the infrastructure we have built to empower KOLs by adding 2,000 new supply chain vendors that cater to several product categories and are strategically located across different parts of China. We believe that combination of strategically expanding and supporting our LVB host talent pool and the increase in our supply chain capacity will create enormous synergies that deepen our competitive advantage and generate sustainable growth going forward.”

“At the same time, we continued to enrich our LVB e-commerce business by expanding the breadth and depth of our product categories, price ranges of the products offered, the array of brand partners we work with and the variety of innovative cutting-edge tools to support KOLs. We continue to grow the catalog of fashion and lifestyle-related short-video content that is both created and shared by our LVB hosts in order to increase overall engagement with their followers during off-peak hours when they aren’t broadcasting. This remains critical for improving user conversion rates and driving consumption on our platform.”

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“As the pioneer in the development of LVB e-commerce, we began building an interactive platform that seamlessly connects consumers, KOLs, and suppliers, before LVB technology was adopted by the wider e-commerce sector. This can be seen in the unique “P2K2C” model we are deploying. Under this model, “K” stands for KOLs, who play a central role in bridging the social-commerce gap through their unparalleled ability to understand, influence and aggregate diverse consumer demand. “P” stands for our platform as a provider of consolidated resources including our supply chain capacity, LVB e-commerce infrastructure and KOL-empowerment system. Last but not least, “C” stands for our customers. An adaptable and responsive approach to consumer demand is critical for success in our industry and we are committed to empowering KOLs by leveraging the capabilities of our supply chain partners in order to serve the diverse demands of our users.”

“Progress in 2020 will not come without its challenges. The outbreak of the Covid-19 has threatened the health of many people across the globe and disrupted a wide variety of consumer-related industries in China. Tens of thousands of front-line medical professionals are fighting the virus at the risk of their own lives. A large number of civil servants and volunteers are also working tirelessly to stem the outbreak. Many Chinese citizens have voluntarily quarantined themselves at home for extended periods of time as part of nationwide prevention efforts. In the fight against Covid-19, the people of China and across the globe have demonstrated strong resolve and made significant sacrifices. I am extremely proud of their heroic actions.”

“As a company that serves a majority female-oriented consumer base with a deep-rooted supply chain spread across China, we have not been immune to the impact from the Covid-19 outbreak. We expect that our near-term performance will be impacted by the outbreak and subsequent temporary suspension of operations by factories, large wholesale markets, and express delivery services. In response to the change in business environment, we have taken several measures in collaboration with our KOLs and business partners to mitigate the impact of the epidemic as well as seize the opportunities created by it. We capitalized on the growing realization of the importance that online operations play in today’s economy and expanded the pool of brand partners we work with by adding over 500 new ones to our supply chain. We made a strategic decision to prioritize cooperation with brand partners whose sales were most impacted by the outbreak by demonstrating the unique value proposition and differentiated solutions our platform can offer through LVB discount sales. We are also taking advantage of the opportunity to further optimize the systems and processes we use to empower KOLs and suppliers and are benefiting from enhanced streamlining of our cost structure.”

“We believe the outbreak will gradually be contained and business will resume quickly. The word crisis, or weiji in Chinese, contains the characters for both “danger” and “opportunity”. Trials and tribulations create opportunities and we firmly believe that the outbreak will create an opportunity for us to strengthen the impact our KOL-centered LVB business has on the growth of the e-commerce sector as we focus on creating long-term and sustainable growth for our shareholders.”

Ms. Helen Wu, Chief Financial Officer of MOGU, commented, “Total revenues were RMB269.5 million during the quarter, mainly as a result of 19.6% year-over-year decrease in commission revenues to RMB141.2 million and 44.9% year-over-year decrease in marketing revenues to RMB72.5 million. Our LVB business continued to grow strongly as did associated commission revenues which increased significantly and accounted for a larger proportion of our overall commission revenue. Going forward, we expect our LVB business to continue generating strong growth momentum driven primarily by our strategy and the continued upgrading of the merchant structure on our platform. This challenging market environment created by Covid-19 may impact our performance in the near-term, but we remain confident in the long-term growth prospects for our business.”

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Third Quarter Fiscal Year 2020 Highlights

•

Gross Merchandise Value (GMV1) for the third quarter of fiscal year 2020 was RMB6,299 million (US$904.8 million2), an increase of 8.0% year-over-year. GMV for the twelve-month period ended December 31, 2019 was RMB18,295 million (US$2,627.9 million), an increase of 7.8% year-over-year.

•

Live Video Broadcast business continued to grow strongly with associated GMV for the third quarter of fiscal year 2020 increasing 99.5% year-over-year to RMB3,352 million, and average APP MAUs who clicked on a LVB in the quarter increasing 132.7% year-over-year. LVB associated GMV contributed 53.2% of total GMV during the quarter. Active buyers of LVB business in the twelve-month period ended December 31, 2019 grew 32.4% year-over-year to 3.2 million.

•	Total revenues for the third quarter were RMB269.5 million (US$38.7 million), a decrease of 26.6% year-over-year.

•	Active buyers[3] in the twelve-month period ended December 31, 2019 reached 26.6 million, a decrease of 22.9% compared to the same period last year.

Third quarter Fiscal Year 2020 Financial Results

Total revenues decreased by 26.6% to RMB269.5 million (US$38.7 million) from RMB367.2 million during the same quarter of fiscal year 2019.

•

Commission revenues decreased by 19.6% to RMB141.2 million (US$20.3 million) from RMB175.6 million in the same period of fiscal year 2019, primarily due to the decrease in the GMV and commission revenue related to the marketplace business. This is mainly due to the accelerated optimization and upgrade of merchant structure on the marketplace business in second half of calendar year 2019. Commission revenue from the LVB business grew significantly and in line with the continued strong growth in LVB-associated GMV. The LVB business also continues to generate a stable commission rate, which was partially offset by a slowdown in the marketplace business.

•

Marketing services revenues decreased by 44.9% to RMB72.5 million (US$10.4 million) from RMB131.4 million in the same period of fiscal year 2019. The decrease was primarily due to the decrease in GMV related to the marketplace business as the Company focuses its resources on developing the LVB business and accelerates the optimization of its merchant structure on the marketplace which began during the second half of calendar year 2019.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019, which was RMB6.9618 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[3]

“Active buyers” refers to registered user accounts that placed one or more orders on MOGU’s platform in a given period, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on MOGU’s platform and placed orders on its platform through each of those registered user accounts, the number of active buyers would, under this methodology, be counted as the number of registered user accounts that such buyer used to place the orders.

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•

Other revenues decreased by 7.3% to RMB55.9 million (US$8.0 million) from RMB60.2 million in the same period of fiscal year 2019, primarily due to a decrease in the online direct sales, while revenue from financing solutions continued to increase.

Cost of revenues declined slightly from the same period a year ago, decreasing RMB1.8 million to RMB98.6 million (US$14.2 million) from RMB100.4 million in the same period of fiscal year 2019, which was primarily as a result of the decrease in payment handling costs and costs associated with decreased online direct sales, which was partially offset by an increase in IT-related expenses associated with the LVB business.

Sales and marketing expenses increased by 2.2% to RMB209.3 million (US$30.1 million) from RMB204.7 million in the same period of fiscal year 2019, primarily due to consistent spending on marketing and user acquisition channels, which was partially offset by a decrease in payroll costs.

Research and development expenses decreased by 42.3% to RMB31.9 million (US$4.6 million) from RMB55.3 million in the same period of fiscal year 2019, primarily as a result of headcount optimization.

General and administrative expenses decreased by 10.2% to RMB43 million (US$6.2 million) from RMB47.9 million in the same period of fiscal year 2019, primarily due to a decrease in payroll costs.

Amortization of intangible assets increased by 54.4% to RMB102.9 million (US$14.8 million) from RMB66.6 million in the same period of fiscal year 2019, primarily due to an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent which became effective from April 2019.

Loss from operations was RMB1,594.9 million (US$229.1 million), compared to loss from operations of RMB97.7 million in the same period of fiscal year 2019, primarily attributable to a goodwill impairment incurred which was associated with weaker-than-expected synergies created by the acquisition of Meiliworks Limited (meilishuo.com) in February in 2016. The shortfall in the realized synergies was in part due to the repositioning of the Company’s strategy towards building a KOL-driven interactive e-commerce model, as well as an increasingly competitive market environment and the impact from the outbreak of the Covid-19.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB1,634.6 million (US$234.8 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB42.2 million in the same period of fiscal year 2019.

Adjusted EBITDA4 was negative RMB86.7 million (US$12.5 million), compared to negative RMB5.3 million in the same period of fiscal year 2019.

[4]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release...

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Adjusted net loss5 was RMB95.6 million (US$13.7 million), compared to adjusted net profit of RMB13.7 million in the same period of fiscal year 2019.

Basic and diluted loss per ADS were RMB14.97 (US$2.15) and RMB14.97 (US$2.15), respectively, compared with RMB4.03 and RMB4.03, respectively, in the same period of fiscal year 2019. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,191.3 million (US$171.1 million) as of December 31, 2019, compared with RMB1,489.7 million as of March 31, 2019.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, March 12, 2020 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on March 19, 2020.

[5]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

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Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	4698718

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non -GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non -GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss from investments, net, income tax benefits, share of results of equity investee, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss from investments, net, share-based compensation expenses, goodwill impairment, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

The Company presents these non -GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non -GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non -recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non -GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non -GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non -GAAP financial measures have limitations as analytical tools. The Company’s non -GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non -GAAP measures may differ from the non -GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non -GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non -GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non -GAAP Results” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e -commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e -commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

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In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of December 31,
	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,276,710	865,530	124,326
Restricted cash	1,006	806	116
Short-term investments	212,000	325,000	46,683
Inventories, net	5,042	13,780	1,979
Loan receivables, net	120,901	177,810	25,541
Prepayments and other current assets	161,249	117,758	16,915
Amounts due from related parties	1,789	174	25
Total current assets	1,778,697	1,500,858	215,585
Non-current assets:
Property, equipment and software, net	11,975	14,868	2,136
Intangible assets, net	1,001,967	888,526	127,629
Goodwill	1,568,653	186,504	26,790
Investments	241,721	72,349	10,392
Other non-current assets	763	14,353	2,062
Total non-current assets	2,825,079	1,176,600	169,009
Total assets	4,603,776	2,677,458	384,594
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,989	41,354	5,940
Salaries and welfare payable	22,112	37,913	5,446
Advances from customers	1,177	146	21
Taxes payable	5,844	6,499	934
Amounts due to related parties	9,393	13,520	1,942
Accruals and other current liabilities	492,385	448,333	64,399
Total current liabilities	548,900	547,765	78,682
Non-current liabilities:
Deferred tax liabilities	2,485	22,604	3,247
Other non-current liabilities	4,722	3,914	562
Total non-current liabilities	7,207	26,518	3,809
Total liabilities	556,107	574,283	82,491
Shareholders’ equity
Ordinary shares	177	180	26
Treasury Stock	—	(5,089)	(731)
Statutory reserves	2,475	2,475	356
Additional paid-in capital	9,392,737	9,455,170	1,358,150
Accumulated other comprehensive income	77,795	157,702	22,653
Accumulated deficit	(5,425,515)	(7,507,263)	(1,078,351)
Total MOGU Inc. shareholders’ equity	4,047,669	2,103,175	302,103
Total shareholders’ equity	4,047,669	2,103,175	302,103
Total liabilities and shareholders’ equity	4,603,776	2,677,458	384,594

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Commission revenues	175,577	141,231	20,287	391,230	371,928	53,424
Marketing services revenues	131,396	72,459	10,408	324,449	224,833	32,295
Other revenues	60,231	55,850	8,022	141,006	119,564	17,174
Total revenues	367,204	269,540	38,717	856,685	716,325	102,893
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(100,419)	(98,591)	(14,162)	(252,734)	(235,167)	(33,780)
Sales and marketing expenses	(204,721)	(209,274)	(30,060)	(565,529)	(534,993)	(76,847)
Research and development expenses	(55,252)	(31,884)	(4,580)	(179,236)	(138,324)	(19,869)
General and administrative expenses	(47,886)	(43,000)	(6,177)	(121,574)	(116,698)	(16,763)
Amortization of intangible assets	(66,633)	(102,898)	(14,780)	(149,862)	(244,182)	(35,075)
Goodwill impairment	—	(1,382,149)	(198,533)	—	(1,382,149)	(198,533)
Other income, net	9,993	3,372	484	6,141	11,404	1,638
Loss from operations	(97,714)	(1,594,884)	(229,091)	(406,109)	(1,923,784)	(276,336)
Interest income	7,724	7,430	1,067	24,422	23,218	3,335
Gain/(loss) from investments, net	31,236	(33,918)	(4,872)	31,236	(66,550)	(9,559)
Loss before income tax and share of results of equity investees	(58,754)	(1,621,372)	(232,896)	(350,451)	(1,967,116)	(282,560)
Income tax benefits/(expenses)	1,778	(769)	(110)	12,355	(528)	(76)
Share of results of equity investee	14,816	(12,497)	(1,795)	(7,394)	(114,104)	(16,390)
Net loss	(42,160)	(1,634,638)	(234,801)	(345,490)	(2,081,748)	(299,026)
Net loss attributable to MOGU Inc.	(42,160)	(1,634,638)	(234,801)	(345,490)	(2,081,748)	(299,026)
Accretion on convertible redeemable preferred shares to redemption value	(139,262)	—	—	(509,903)	—	—
Deemed dividends to preferred shareholders	—	—	—	(89,076)	—	—
Net loss attributable to MOGU Inc’s ordinary shareholders	(181,422)	(1,634,638)	(234,801)	(944,469)	(2,081,748)	(299,026)
Net loss	(42,160)	(1,634,638)	(234,801)	(345,490)	(2,081,748)	(299,026)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	3,340	(16,326)	(2,345)	82,497	86,811	12,470
Share of other comprehensive (loss) /income of equity method investee	34	123	18	(110)	(145)	(21)
Unrealized securities holding (losses)/gains, net of tax	3,197	—	—	6,449	(6,759)	(971)
Total comprehensive loss	(35,589)	(1,650,841)	(237,128)	(256,654)	(2,001,841)	(287,548)
Total comprehensive loss attributable to MOGU Inc.	(35,589)	(1,650,841)	(237,128)	(256,654)	(2,001,841)	(287,548)
Net loss attributable to MOGU Inc’s ordinary shareholders	(181,422)	(1,634,638)	(234,801)	(944,469)	(2,081,748)	(299,026)
Net loss per share attributable to ordinary shareholders
Basic	(0.16)	(0.60)	(0.09)	(1.21)	(0.77)	(0.11)
Diluted	(0.16)	(0.60)	(0.09)	(1.21)	(0.77)	(0.11)
Net loss per ADS
Basic	(4.03)	(14.97)	(2.15)	(30.25)	(19.18)	(2.75)
Diluted	(4.03)	(14.97)	(2.15)	(30.25)	(19.18)	(2.75)
Weighted average number of shares used in computing net loss per share
Basic	1,126,645,958	2,729,385,471	2,729,385,471	780,640,722	2,713,973,736	2,713,973,736
Diluted	1,126,645,958	2,729,385,471	2,729,385,471	780,640,722	2,713,973,736	2,713,973,736
Share-based compensation expenses included in:
Cost of revenues	3,568	1,983	285	10,465	458	66
General and administrative expenses	12,894	12,360	1,775	39,405	33,811	4,857
Sales and marketing expenses	2,074	3,287	472	6,209	8,558	1,229
Research and development expenses	4,647	3,634	522	13,107	12,756	1,832

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	29,128	(37,692)	(5,414)	(235,270)	(156,962)	(22,546)
Net cash (used in)/provided by investing activities	(78,646)	12,937	1,858	(223,379)	(255,010)	(36,630)
Net cash provided by/(used in) financing activities	425,791	(2,049)	(294)	437,955	(27,822)	(3,996)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(1,566)	(5,934)	(852)	62,474	28,414	4,081
Net increase/(decrease) in cash and cash equivalents and restricted cash	374,707	(32,738)	(4,702)	41,780	(411,380)	(59,091)
Cash and cash equivalents and restricted cash at beginning of period	892,470	899,074	129,144	1,225,397	1,277,716	183,533
Cash and cash equivalents and restricted cash at end of period	1,267,177	866,336	124,442	1,267,177	866,336	124,442

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended December 31,			For the nine months ended December 31,
		2018	2019		2018	2019
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(42,160)	(1,634,638)	(234,801)	(345,490)	(2,081,748)	(299,026)
Add:	Share of result of equity investees	(14,816)	12,497	1,795	7,394	114,104	16,390
Add:	(Gain)/loss from investments, net	(31,236)	33,918	4,872	(31,236)	66,550	9,559
Add:	Goodwill impairment	—	1,382,149	198,533	—	1,382,149	198,533
Less:	Income tax (benefits)/expenses	(1,778)	769	110	(12,355)	528	76
Less:	Interest income	(7,724)	(7,430)	(1,067)	(24,422)	(23,218)	(3,335)
	Loss from operations	(97,714)	(212,735)	(30,558)	(406,109)	(541,635)	(77,803)
Add:	Share-based compensation expenses	23,183	21,264	3,054	69,186	55,583	7,984
Add:	Amortization of intangible assets	66,633	102,898	14,780	149,862	244,182	35,075
Add:	Depreciation of property and equipment	2,625	1,877	270	9,780	5,342	767
	Adjusted EBITDA	(5,273)	(86,696)	(12,454)	(177,281)	(236,528)	(33,977)
	Net Loss	(42,160)	(1,634,638)	(234,801)	(345,490)	(2,081,748)	(299,026)
Add:	(Gain)/loss from investments, net	(31,236)	33,918	4,872	(31,236)	66,550	9,559
Add:	Share based compensation	23,183	21,264	3,054	69,186	55,583	7,984
Add:	Goodwill impairment	—	1,382,149	198,533	—	1,382,149	198,533
Add:	Amortization of intangible assets	66,633	102,898	14,780	149,862	244,182	35,075
Less:	Adjusted for tax effects	(2,688)	(1,161)	(167)	(14,322)	(1,548)	(222)
	Adjusted net loss	13,732	(95,570)	(13,729)	(172,000)	(334,832)	(48,097)

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